DATARAM

PRESS RELEASE

Dataram Contact:                  Investor Contact:
Mark Maddocks,                    Joe Zappulla
Chief Financial Officer           Wall Street Investor Relations Corp.
609-799-0071                      212-973-0883
info@dataram.com                  JZappulla@WallStreetIR.com

        DATARAM REPORTS SECOND QUARTER FINANCIAL RESULTS


   o Company reports after tax earnings before depreciation and amortization of $1.5 million or $0.16 per share
   o Cash and Equivalents increase $3.1 million or 26 percent over prior quarter

PRINCETON, N.J. November 20, 2001 - Dataram Corporation (NASDAQ:DRAM) today reported its financial results for its fiscal second quarter ended October 31, 2001. Revenues for the second quarter were $19.2 million compared to $22.6 million in the prior fiscal quarter and $39.9 million for the second quarter of the previous fiscal year. The Company's net earnings before depreciation and amortization for the second quarter were $1.5 million, or $0.16 per diluted share. Consolidated net earnings increased to $160,000 or $0.02 per diluted share from a loss of $1.8 million or $0.21 in the prior quarter, which included restructuring charges of $1.2 million.

(In 000's, except                            First
per share amounts)        Second Quarter     Quarter        Six Months
                          FY2002   FY2001    FY2002*     FY2002*    FY2001

Revenues                 $19,173  $39,866   $22,570     $41,744    $77,862

Net earnings (loss)
before depreciation and
amortization              $1,484   $3,476     $(258)     $1,226     $6,780

Net earnings (loss)         $160   $3,051   $(1,761)    $(1,601)    $5,931

Net earnings (loss) per
diluted share              $0.02    $0.31    $(0.21)     $(0.19)     $0.60

Shares outstanding
(diluted)                  9,291    9,944     8,524       8,502      9,916


    o  Includes restructuring charges of $1.2 million


"The action we took to restructure our company has reduced operating costs by $1.1 million from the previous quarter. This is in line with our projected annual savings of $4 million," stated Robert Tarantino, Dataram's chairman and CEO. "Although we continued to experience revenue pressure, as memory prices continued to decline in the second quarter, our competitive position, supported by a 34-year reputation for reliability, allowed us to maintain our gross margin dollars."

Mr. Tarantino continued, "As part of our integration plan, Lars Marcher, president of Dataram International has also been named a Vice-President of Dataram Corporation and joins our corporate management team. Despite the economic slowdown, our management team is successfully integrating our overseas acquisition and has returned the company to profitability. We are well along in the process of rolling out our server products to our international sales team and expect this to positively impact our future operating results. Our restructuring and integration plans have produced an effective operation that is well positioned to exploit the inevitable economic turnaround."

The Company's free cash flow significantly exceeds its net earnings. The Company's non-cash depreciation and amortization charges through the first six months of this fiscal year totaled approximately $2.8 million versus capital expenditures of approximately $0.7 million. These levels of non-cash charges and capital expenditures and their impact on free cash flow are representative of expected future levels for at least the remainder of this fiscal year and next fiscal year.

Dataram's chief financial officer, Mark Maddocks, added, "The continuing weakness in demand over the last few quarters has triggered changes in both our operating and competitive strategies. Our new cost structure positions the company to operate and grow profitably today while providing us with the operating leverage to significantly increase our profits as market conditions improve." Mr. Maddocks continued, "Our cash position continues to grow with cash and cash equivalents increasing to $15.0 million during the second quarter from $11.9 million at the end of the prior quarter. During the second quarter, the company purchased 91,250 shares of its common stock at a total price of $599,000 under its existing open market repurchase authorization. We anticipate that we will continue to participate in the market for our shares. While our confidence in Dataram's future is certain, the sustained lack of market visibility makes providing earnings guidance difficult at this time. When economic and industry related developments provide us with more reliable insight, we will provide guidance at that time."

Dataram will conduct a conference call at 4:15 p.m. (EST) today to present its second quarter financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 800-416-4607 and providing the following reservation number: 19996727. It is recommended that participants call 10 minutes before the conference call is scheduled to begin. The conference call can also be accessed over the Internet through Vcall at www.vcall.com. A replay of the call will be available approximately one hour after the completion of the conference call through Vcall and for 24 hours by dialing 800-633-8284 and entering the reservation number listed above.

ABOUT DATARAM CORPORATION

Dataram Corporation, celebrating its 34th year in the computer industry, is a leading provider of server, workstation, desktop, notebook and flash memory. The Company offers a specialized line of gigabyte-class memory for entry- to enterprise-level servers and workstations from Compaq, HP, IBM, Intel, SGI and Sun as well as desktop, notebook and flash memory for Acer, Apple, IBM, Dell, Compaq, Fujitsu/Siemens, and Toshiba products. Additional information is available on the Internet at www.dataram.com.
                            Financial Tables Follow


                   DATARAM CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                  (In thousands, except per share amounts)
                                  (Unaudited)

                              Three Months Ended      Six Months Ended
                          10/31/2001   10/31/2000      10/31/2001   10/31/2000

Revenues                  $   19,173   $   39,866      $   41,744   $   77,862
Costs and expenses:
  Cost of sales               12,052       30,755          27,677       59,616
  Engineering and development    413          415           1,007          786
  Selling, general and
    administrative             5,210        4,060          11,266        8,406
  Intangible asset amortization  296            0             593            0
  Restructuring charges            0            0           1,200            0
                             _______      _______         _______       ______
                              17,971       35,230          41,744       68,808

Earnings from operations       1,202        4,636               0        9,054

Interest income (expense),
   net                          (143)         292            (297)         522
                             _______      _______         _______       ______

Earnings (loss) before
   income taxes                1,059        4,928            (297)       9,576

Income taxes                     899        1,877           1,304        3,645
                             _______      _______         _______       ______

Net earnings (loss)          $   160    $   3,051      $   (1,601)   $   5,931
                             =======      =======         =======       ======

Net earnings (loss) per share:
  Basic                      $   .02    $     .36      $     (.19)     $   .70
                             =======      =======         =======       ======
  Diluted                    $   .02    $     .31      $     (.19)     $   .60
                             =======      =======         =======       ======

Average number of shares
outstanding:
  Basic                        8,480        8,559           8,502        8,493
                             =======      =======         =======       ======
  Diluted                      9,291        9,944           8,502        9,916
                             =======      =======         =======       ======



                     DATARAM CORPORATION AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                (in thousands)


                                       (Unaudited)
                                     October 31, 2001         April 30, 2001

ASSETS
Current assets:
    Cash and cash equivalents           $   15,006             $   10,236
    Trade receivables, net                   9,372                 17,641
    Inventories                              3,371                  5,925
    Other current assets                     1,388                    888
                                        __________             __________
    Total current assets                    29,137                 34,690

Property and equipment, net                 11,425                 13,226

Goodwill and intangible assets, net         16,407                 17,000

Other assets                                   409                    365
                                        __________             __________

                                        $   57,378             $   65,281
                                        ==========             ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt    $    2,000             $    2,000
   Current portion of capital lease
     obligations                             1,018                    978
   Accounts payable                          3,678                  7,219
   Accrued liabilities                       2,875                  3,960
   Income taxes payable                        453                      0
                                        __________             __________
   Total current liabilities                10,024                 14,157

Deferred income taxes                          948                    948
Long-term debt                               7,000                  8,000
Long-term capital lease obligations          3,687                  4,133

Stockholders' equity                        35,719                 38,043
                                        __________             __________
                                        $   57,378             $   65,281
                                        ==========             ==========



The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.